FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

14 May 2010

Alliance & Leicester plc ("A&L") and Santander UK plc ("Santander")

Court Order granted to transfer A&L’s business to Santander

On 13 May 2010, the High Court of Justice granted a Court Order approving the transfer of A&L's business to Santander.  Under the terms of the Court Order the Transfer will become effective at 00.01 hours on 28 May 2010.

The Transfer will provide benefits for customers and Santander. For customers this includes access to Santander's full product range plus use of over 1,300 Santander branches in the UK, four times as many branches as currently available for A&L customers.

By rationalising systems and improving the sales and risk management processes through having a single view of customers' dealings with the bank, Santander will now benefit from the significant synergies that were announced to the market at the time of the A&L acquisition in 2008.

A&L currently holds a separate banking licence to Santander.   If customers hold deposits with both banks they are covered under the Financial Services Compensation Scheme for both A&L and Santander savings.    This means they could currently claim a maximum of up to £100,000 under the FSCS (or £200,000 in the case of joint accounts) as they can claim up to £50,000 against each organisation.

Once the transfer of A&L’s business to Santander becomes effective (00.01 hours on 28 May 2010) all deposits will fall under Santander, and therefore the cover available from FSCS will reduce to £50,000 (or £100,000 in the case of joint accounts).

Ends

Enquiries to:

Matthew Young, Communications Director	020 7756 4232
Anthony Frost, Head of Corporate Communications	020 7756 5536

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 14 May 2010	By / s / Jessica Petrie (Authorised Signatory)